Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of October, 2009

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Minutes of the Meeting of the Board of Directors held on October 14, 2009

Item 1

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly-Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (09/2009)

Date, Time and Location:
October 14th, 2009, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luiz Antônio, nr 1343 – 9th floor, in the City and State of São Paulo.

Attendance:
Members of the Board of Directors, dully signed.

Discussed and approved matters:

1.	The members of the Board of Directors analyzed the proposal of strategic positioning related to Oxiteno, the Company’s chemical business.

2.	The members of the Board of Directors were updated on the investments estimated by Ipiranga and Ultracargo for the current year.

Observations: The deliberations were approved by all members of the Board of Directors present, except for Board Member Renato Ochman, who abstained from voting.

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., held on October 14th, 2009)

As there were no further matters to be discussed, the meeting was closed and the minutes of this meeting were written, read and approved by all the undersigned members present.

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho - Vice Chairman

Ana Maria Levy Villela Igel

Paulo Vieira Belotti

Renato Ochman

Luiz Carlos Teixeira

Olavo Egydio Monteiro de Carvalho

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 14, 2009
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
Name:	André Covre
Title:	Chief Financial and Investor Relations Officer

(Minutes)